UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

SIGNIFICANT EVENT REGARDING DECISIONS BY THE
NOMINATIONS AND COMPENSATION COMMITTEE OF GRUPO
AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. MADE ON MAY 27, 2010

Guadalajara, Jalisco, Mexico, June 1 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced that on May 31, 2010, the Company received official notice of the resolutions adopted by the Nominations and Compensations Committee (“CNC”) on May 27, 2010. Two of these decisions may be considered to be material events:

1-	The CNC declared that GAP’s independent board members were last elected at the Company’s Ordinary Shareholders’ Meeting on April 28, 2009.

The CNC further declared that at the General Shareholders’ Meeting on April 27, 2010, GAP’s shareholders were unable to pass the Ninth agenda item. Consequently, there was no ratification or election of Independent Board Members representing the Series B shareholders.

Given that one year and thirty days have lapsed between the last valid election and the day of the CNC’s meeting, pursuant to Article 24 of the Mexican Securities Law, the CNC determined that the responsibilities of the Independent Board Members ceased on May 28, 2010.

2-
The CNC also affirms that at the Ordinary Shareholders’ Meeting on April 27, 2010 the position of the Chairman of the Board of Directors was not ratified. As a result, pursuant to Article 16 of the Company’s by-laws and Article 143 of Mexico’s General Corporations Law, the position of GAP’s Chairman of the Board will now be held “until the time that GAP’s new shareholders’ meeting validly designates a new President” by the first designated director of the Series “BB” shareholders, board member Demetrio Ullastres Llorente, as noted in item Seven of the Shareholders’ Meeting held on April 27, 2010.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

***
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: June 1, 2010